UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001- 39490

(Check One):  ☐ Form 10-K  ☐    Form 20-F    ☐  Form 11-K     ☒  Form 10-Q   ☐   Form 10-D

 ☐ Form N-CEN ☐   Form N-CSR

For Period Ended: March 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Industrial Tech Acquisitions, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5090 Richmond Blvd., Suite 319

Address of Principal Executive Office (Street and number)

Houston, TX 77056

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Industrial Tech Acquisitions, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Staff of the Securities and Exchange Commission (the “SEC”) issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies (SPACs) entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). Following review of the SEC Statement, the Company reevaluated the accounting treatment of its public and private placement warrants as equity, and concluded that, based on the SEC Statement, the Company’s public and private placement warrants should be classified as liabilities measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

The Company is working diligently to complete the Q1 2021 Form 10-Q as soon as possible. However, given the scope of the process for determining the appropriate treatment of the warrants in accordance with the SEC Statement and applicable accounting standards, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days of such date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

E. Scott Crist	(713)	599-1300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 ☒ Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐  Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the period ended March 31, 2021 will reflect significant changes from our results of operations for the corresponding period for the last fiscal year. We were incorporated in June 2020 and did not have operating results for the period ended March 31, 2020. Because we have not completed our financial statements due to the reasons provided above, we are unable to provide a reasonable estimate of our results of operations for the period ended March 31, 2021. Accordingly, we cannot at this time estimate what significant changes will be reflected in our results of operations for the period ended March 31, 2021.

Industrial Tech Acquisitions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ E. Scott Crist
Name: E. Scott Crist
Title: Chief Executive Officer

3